

SECURITIE

12012501

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SEC MAIL PROCESSING
RECEIVED
FEB 2 9 2012
WASH. D.C.
196 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52306

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____ 01/01/11 _____ AND ENDING _____ 12/31/11 _____

MM/DD/YY · MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **NORFOLK MARKETS, LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

360 MADISON AVENUE, 24TH FLOOR

OFFICIAL USE ONLY
FIRM I.D. NO.

(No. and Street)

NEW YORK	**NY**	**10017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GLENN PEASE · **212-257-6750**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY & PULLEN, LLP

(Name – *if individual, state last, first, middle name*)

850 CANAL STREET, 4TH FLOOR	**STAMFORD**	**CT**	**06902**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, **GLENN PEASE** _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **NORFOLK MARKETS, LLC** _____ , as of **December 31** _____ , 20**11** _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

State of Connecticut
County of New Haven

CRISTINA R. MARTINS
NOTARY PUBLIC
'Y COMMISSION EXPIRES 08/31/2013

_____
Signature

C F O
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).**

NORFOLK MARKETS, LLC

Financial Report
December 31, 2011

Contents

 McGladrey

Independent Auditor's Report

To the Member
Norfolk Markets, LLC
New Haven, Connecticut

We have audited the accompanying statement of financial condition of Norfolk Markets, LLC, (the "Company") as of December 31, 2011, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Norfolk Markets, LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule I required by Rule 17a-5 under the Securities Exchange Act of 1934 and regulations under the Commodity Exchange Act is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

McGladrey & Pullen, LLP

Stamford, Connecticut
February 27, 2012

NORFOLK MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2011

Assets		
Cash and cash equivalents	$	231,033
Fees receivable		27,925
Prepaid expenses and other		26,722
Bank certificate of deposit		154,275
Property and equipment, net		81,496
Total assets	$	521,451
Liabilities and Member's Equity		
Accounts payable	$	169,669
Accrued expenses		82,733
Deferred revenue		26,491
Total liabilities		278,893
Commitments and Contingencies		
Member's equity		242,558
Total liabilities and member's equity	$	521,451

See Notes to Financial Statements.

NORFOLK MARKETS, LLC

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2011

Revenues		
Referral and placement fee income	$	5,345,110
Other income		1,014
Total revenues		5,346,124
Expenses		
Salary and bonuses		3,585,066
Rent		426,831
Subscriptions and licenses		288,078
Employee benefits		248,166
Employment related expenses		177,236
Office and other expenses		174,956
Travel and entertainment		119,687
Telecommunications		73,287
Dues and registrations		56,721
Professional fees and consulting		56,047
Depreciation and amortization		29,250
Total expenses		5,235,325
Net income	$	110,799

See Notes to Financial Statements.

NORFOLK MARKETS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2011

Balance, beginning	$	1,056,759
Contributions		50,000
Distributions		(975,000)
Net income		110,799
Balance, ending	$	242,558

See Notes to Financial Statements.

NORFOLK MARKETS, LLC

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2011

Cash Flows from Operating Activities		
Net income	$	110,799
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		29,250
Decrease (increase) in operating assets:		
Fees receivable		800,870
Prepaid expenses and other		(12,283)
Increase (decrease) in operating liabilities:		
Accounts payable		(65,185)
Accrued expenses		61,507
Deferred revenue		(43,123)
Net cash provided by operating activities		881,835
Cash Flows from Investing Activities		
Purchase of property and equipment		(69,839)
Proceeds from bank certificate of deposit		76,724
Net cash provided by investing activities		6,885
Cash Flows from Financing Activities		
Member contributions		50,000
Member distributions		(975,000)
Net cash used in financing activities		(925,000)
Net decrease in cash and cash equivalents		(36,280)
Cash and cash equivalents		
Beginning		267,313
Ending	$	231,033

See Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS
December 31, 2011

Note 1.   Organization and Nature of Business

Norfolk Markets, LLC (the "Company") was organized on July 1, 1999 as a Delaware Limited Liability Company. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). Additionally, the Company is an introducing broker registered with the Commodity Futures Trading Commission (the "CFTC") and a member of the National Futures Association. The Company's revenue is derived from continuing fees for referring institutional customers to an investment manager and from placement fees associated with raising capital for several registered investment advisors. The Company is a wholly-owned subsidiary of Norfolk Management Group, LLC (the "Parent", "Sole member", or "NMG").

Note 2.   Summary of Significant Accounting Policies

Basis of accounting: The accompanying financial statements have been prepared on the accrual basis of accounting.

Cash and cash equivalents: The Company has defined cash equivalents as short-term, highly liquid investments with original maturities of less than 90 days, including money market funds held for investment.

Concentration of credit risk: The Company maintains its cash balances and temporary cash investments in accounts, which, at times, exceed federally insured limits. The Company has not experienced any losses in such accounts and believes there is little or no exposure to any significant credit risk.

Fees receivable and allowance for doubtful accounts: Fees receivable are customer obligations due under normal trade terms. Management reviews fees receivable on a monthly basis to determine if any receivables will potentially be uncollectible. Fees receivable balances that are determined to be uncollectible, along with a general reserve, are included in the overall allowance for doubtful accounts. Management has reviewed fees receivable at December 31, 2011 and determined they are fully collectible, thus no reserve has been established.

Accounting estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and equipment: Property and equipment are recorded at cost. Expenditures for maintenance and repairs are charged to operations as incurred. The straight-line method of accounting is utilized for computing depreciation over the respective assets estimated useful life.

Furniture and fixtures	5 years
Office equipment	3 years

Revenue recognition: The Company recognizes revenue from continuing fees for referring institutional customers to an investment manager and placement fees associated with raising capital for registered investment advisors as earned based on the contractual obligations with its clients.

Income taxes: No provision for federal and state income taxes has been made in the financial statements as the Company is a Limited Liability Company, whereby income or loss is required to flow through to and be reported on the member's income tax return.

NORFOLK MARKETS, LLC

NOTES TO FINANCIAL STATEMENTS, Continued
December 31, 2011

Note 3.   Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital requirements ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or member distributions made if the resulting net capital ratio would exceed 10 to 1. At December 31, 2011, the Company had net capital of $105,708, which is $87,115 in excess of its required net capital of $18,593. The ratio of aggregate indebtedness to net capital is 2.64 to 1 at December 31, 2011.

The Company is also subject to the CFTC's minimum financial requirements, which require that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 of the Commodity Exchange Act or SEC Rule 15c3-1. At December 31, 2011, the Company had net capital of $105,708, which is $60,708 in excess of its required net capital of $45,000 under Regulation 1.17.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission, and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that a broker/dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as Special Account for the Exclusive Benefit of Customers of the Company. Broker/dealers operating under the provisions of (k)(2)(i) are also exempted from the remaining provisions of Rule 15c3-3, including the requirement to make the reserve computations under Rule 15c3-3.

Note 4.   Fair Value Measurements

The Financial Accounting Standards Board (FASB) Accounting Standards Codification 820 "Fair Value Measurements and Disclosures" provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under this guidance are described as follows:

Level 1   Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2   Inputs to the valuation methodology include:
- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3   Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.

NORFOLK MARKETS, LLC

NOTES TO FINANCIAL STATEMENTS, Continued
December 31, 2011

Bank certificate of deposit: Fair value approximates the cash balance in the certificate of deposit plus accrued interest as of December 31, 2011.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's investment asset at fair value as of December 31, 2011.

	Assets at Fair Value as of December 31, 2011			
	Level 1	Level 2	Level 3	Total
Bank certificate of deposit	$ -	$ 154,275	$ -	$ 154,275

Note 5. Property and Equipment

Property and equipment consist of the following at December 31, 2011:

Furniture and fixtures	$	127,534
Office eqiupment		9,633
		137,167
Less accumulated depreciation and amortization		(55,671)
	$	81,496

Depreciation expense for the year ended December 31, 2011 was $29,250.

Note 6. Related Party Transactions

The Company sub-leased its New Haven, Connecticut office space from Wood Creek Capital Management, LLC ("WCCM"), an affiliate of NMG, for the first two months of 2011. During 2011, the Company paid WCCM $1,552 in rent.

The Company also leases its Norfolk, Connecticut office space on a month-to-month basis from 10 Station Place, LLC ("10SP"), which is wholly owned by the Chief Executive Officer of the Company. During 2011, the Company paid 10SP $6,800 in rent.

Note 7. Concentrations

One major customer accounted for 98% of total revenues earned during 2011. The loss of this customer could have a significant effect on the revenues of the Company.

Note 8. Income Taxes

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or

expense and liability in the current year on the tax returns of the individual members. With few exceptions, the Company is longer subject to U.S. Federal or state and local tax examinations by tax authorities for years before 2008. For the year ended December 31, 2011, management has determined there are no material uncertain income tax positions.

Note 9.   Retirement Plan

The Company participates in a 401(k) retirement plan sponsored by NMG, which allows employees to defer a percentage of their wages subject to Internal Revenue Code limits. The plan covers all employees and allows discretionary employer profit sharing contributions. Retirement plan expense totaled $76,099 in 2011, which is included in employee benefits in the Statement of Operations.

Note 10.   Commitments and Contingencies

Lease obligation: The Company entered into a sub-lease agreement on June 29, 2009 to lease office space in New York City. The Company leases the space for $25,639 per month beginning July 23, 2009 through May 28, 2012, unless the sub-lease term ceases or is terminated. The Company also leased space for the first two months of 2011 in New Haven, Connecticut and leases office space in Norfolk, Connecticut on a month-to-month basis from 1OSP (see Note 6).

Rent expense totaled $426,831 for the year ended December 31, 2011.

Future minimum lease payments at December 31, 2011 are as follows:

Year Ended December 31,	Amount
2012	$ 128,196

Letter of credit: As a term of the New York City sub-lease agreement, in lieu of the Company paying a $307,671 security deposit, the Company provided an irrevocable letter of credit ("LOC") in the original amount of $307,671. The issuing bank for the LOC is Bank of America, N.A. The LOC amount decreased to $230,753 on July 18, 2010 and decreased to $153,836 on July 28, 2011. In connection with this LOC, the Company has a certificate of deposit account at Bank of America in the amount of $154,275 at December 31, 2011. The certificate of deposit accrues interest at a 0.3% annual rate and matures on June 30, 2012.

Note 11.   Option Agreement

NMG entered into an Option Agreement on November 1, 2011 that would allow two of the Company's employees to jointly purchase a 60% membership interest in the Company. This agreement has certain conditions that must be satisfied before the employees have the right to exercise this option. The option shall be forfeited and terminate upon the earliest of (1) the date that one or both employees cease to be employees of the Company or, (2) the Company is sold, dissolved or liquidated, and (3) November 1, 2013. This transaction will be accounted for as a sale of an equity interest by NMG.

Note 12.   Subsequent Events

The Company has evaluated subsequent events through the date at which these financial statements were available to be issued on February 27, 2012. On January 1, 2012, the Company's Parent sold ten percent of its ownership interest to an employee.

NORFOLK MARKETS, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AND REGUALTION 1.17 OF THE COMMODITY EXCHANGE ACT
December 31, 2011

Computation of Net Capital Pursuant to SEC Rule 15c3-1

Member's equity	$	242,558
Less non-allowable assets		
Fees receivable		(27,925)
Prepaid expenses and other		(26,722)
Property and equipment, net		(81,496)
Less other deductions		
Bank certificate of deposit early withdrawal penalty		(579)
Net capital before haircuts on securities		105,836
Haircuts on Securities		
Foreign currency		(128)
Net capital	$	105,708
Aggregate Indebtedness		
Accounts payable		169,669
Accrued expenses		82,733
Deferred revenue		26,491
	$	278,893
Minimum net capital requirement (greater of $5,000 or 6 2/3% of aggregate indebtedness	$	18,593
Net capital in excess of requirement	$	87,115
Ratio of aggregate indebtedness to net capital		2.64 to 1

Computation of Net Capital Pursuant to CFTC Rule 1.17

Net Capital	$	105,708
Minimum capital requirement (the greater of $45,000 or 6 2/3% of aggregate indebtedness)		45,000
Excess net capital	$	60,708

Note: There were no material differences between the above computations and the computations included in the Company's corresponding unaudited Form X-17A-5 Part II A filing as of December 31, 2011 and pursuant to CFTC Rule 1.17

 McGladrey

Independent Auditor's Report on Internal Control

To the Member
Norfolk Markets, LLC
New Haven, Connecticut

In planning and performing our audit of the financial statements of Norfolk Markets, LLC (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13.

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs of this report and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2011, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Company's Member, management, the SEC, the CFTC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered brokers and dealers and introducing brokers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Stamford, Connecticut
February 27, 2012